FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Consolidated Results of Operations (US GAAP) – First quarter, year ending March 2006]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2005 Nomura Holdings, Inc. All rights reserved.
2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6.	The consolidated financial information in this document is unaudited.

Outline

Presentation

■	Consolidated Financial Summary (p. 4-5)

■	Revenue and Income by Business Segment (p. 6)

■	Domestic Retail

☐	Revenue (p. 7)

☐	Retail Client Assets (p. 8)

☐	Net Asset Inflow (p. 9)

■	Global Markets

☐	Revenue (p. 10)

■	Global Investment Banking

☐	Revenue (p. 11)

■	Global Merchant Banking

☐	Revenue (p. 12)

■	Asset Management

☐	Revenue (p. 13)

☐	Assets Under Management (p. 14)

■	Non-interest Expenses (p. 15)

Appendix

■	Revenue

☐	Commissions (p. 17)

☐	Fees from Investment Banking (p. 18)

☐	Asset Management and Portfolio Service Fees (p. 19)

☐	Net Gain on Trading (p. 20)

■	Key Items of Consolidated Balance Sheets (p. 21)

■	Major Differences (Segment/Income Statement) (p. 22)

■	Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies

☐	Consolidated Income Statement (p. 23)

☐	Non-interest Expenses (p. 24)

☐	Consolidated Balance Sheet (p. 25)

■	Nomura Securities Client Assets (p. 26)

■	Domestic Retail Related Data (p. 27)

■	Number of Accounts (p. 28)

■	Secondary Market Share Data (p. 29)

■	Primary Market Share Data (p. 30)

■	League Tables (p. 31)

■	Domestic Public Investment Trust Market/Nomura Asset Management Market Share (p. 32)

■	VaR (p. 33)

■	Number of Employees (p. 34)

Consolidated Financial Summary (1)

(millions of yen, per share data in yen)

	FY2006.3 1Q	FY2005.3 1Q	FY2005.3 4Q	YoY	QoQ
Net revenue	286,735	213,928	234,533	34%	22%
Non-interest expenses	256,031	141,462	167,563	81%	53%
Income before income taxes	30,704	72,466	66,970	-58%	-54%
Net income	8,321	40,832	25,543	-80%	-67%
Net income per share (basic)	4.30	21.03	13.16	-80%	-67%

ROE (annualized)	1.8%	9.0%	5.5%
				(compared to 3/31/05)
Total assets	34,163,927	30,013,930	34,488,853	-324,926
Total shareholders’ equity	1,843,316	1,833,405	1,868,429	-25,113
Shareholders’ equity per share	961.94	944.35	962.48
Leverage (x)	18.5	16.4	18.5

Note: All consolidated financial figures include the effect of consolidation and deconsolidation of certain private equity investee companies. Details can be found on slides 23 -25.

Consolidated Financial Summary (2)

(millions of yen)

	FY2006.3 1Q	FY2005.3 1Q	FY2005.3 4Q	YoY	QoQ
Revenue	421,119	275,295	328,353	53%	28%

Commissions	55,152	69,533	60,570	-21%	-9%
Fees from investment banking	14,719	15,434	26,137	-5%	-44%
Asset management and portfolio service fees	19,942	18,185	21,135	10%	-6%
Net gain on trading	70,802	53,567	70,337	32%	1%
Gain (loss) on private equity investments	-2,490	498	11,508	—	—
Interest and dividends	133,415	81,891	96,351	63%	38%
Gain on investments in equity securities	-2,825	10,271	8,915	—	—
Private equity entities product sales	125,373	17,368	21,585	622%	481%
Other	7,031	8,548	11,815	-18%	-40%
Interest expense	134,384	61,367	93,820	119%	43%
Net revenue	286,735	213,928	234,533	34%	22%

Non-interest expenses	256,031	141,462	167,563	81%	53%

Income before income taxes	30,704	72,466	66,970	-58%	-54%

Net income	8,321	40,832	25,543	-80%	-67%

Note: Please refer to slides 17-20 for data on commissions and net gain on trading by item.

Revenue and Income by Business Segment

(billions of yen)

	FY2006.3	YoY	QoQ	FY2005.3				FY2004.3
	1Q			4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Domestic Retail
Net revenue	84.8	-2%	7%	79.6	73.0	64.8	87.0	79.8	75.4	75.6	75.0
Non-interest expenses	54.5	2%	-9%	60.0	55.0	54.9	53.3	59.8	55.3	56.9	54.2
Income before income taxes	30.3	-10%	55%	19.6	18.0	9.8	33.7	20.0	20.1	18.7	20.8

Global Markets
Net revenue	49.8	-31%	-29%	69.8	56.6	44.9	71.8	72.8	41.6	87.1	82.6
Non-interest expenses	50.5	23%	-11%	56.4	43.8	41.5	41.2	41.2	39.0	41.5	41.6
Income before income taxes	-0.7	—	—	13.3	12.8	3.4	30.6	31.6	2.6	45.6	41.1

Global Investment Banking
Net revenue	12.8	-1%	-34%	19.4	20.2	22.9	12.9	19.4	18.0	20.6	12.9
Non-interest expenses	10.6	0%	-21%	13.4	10.7	11.5	10.7	14.7	13.4	13.5	12.1
Income before income taxes	2.2	-5%	-64%	6.0	9.5	11.4	2.3	4.7	4.6	7.1	0.8

Global Merchant Banking
Net revenue	-3.3	—	—	10.4	-3.5	-2.3	2.8	7.1	-2.3	7.3	-1.4
Non-interest expenses	2.6	-14%	-5%	2.7	2.2	2.4	3.0	2.3	2.8	2.5	2.7
Income before income taxes	-5.9	—	—	7.7	-5.7	-4.8	-0.2	4.8	-5.1	4.9	-4.1

Asset Management
Net revenue	12.5	30%	19%	10.5	12.3	11.0	9.7	9.0	10.6	8.0	8.3
Non-interest expenses	9.2	4%	-3%	9.5	8.9	8.8	8.9	10.2	8.1	10.5	8.2
Income before income taxes	3.3	324%	220%	1.0	3.4	2.2	0.8	-1.2	2.6	-2.5	0.1

5 business segments total
Net revenue	156.6	-15%	-17%	189.7	158.8	141.2	184.1	188.2	143.3	198.6	177.4
Non-interest expenses	127.4	9%	-10%	142.0	120.6	119.1	117.0	128.3	118.6	124.8	118.7
Income before income taxes	29.2	-56%	-39%	47.7	38.1	22.0	67.1	59.9	24.7	73.7	58.7

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Global Markets FY2004.3 figures are the total of Fixed Income and Equity and differ slightly in composition.

Domestic Retail (1)	Revenue

Revenue up 7%, income before income taxes up 55% on strong sales of investment trusts

■	Commissions: 45.2 billion yen (down 1%)

☐	Commissions for Investment Trusts Distribution and Redemption*: 19.5 billion yen (up 43%)

●	Stock Investment Trusts Commissions: 14.8 billion yen (up 48%)

●	Foreign Investment Trusts Commissions: 3.7 billion yen (up 43%)

☐	Retail Stock Brokerage Commissions: 20.8 billion yen (down 24%)

●	Individual Equity Agency Transaction Value (monthly average)**: 12.9 trillion yen (down 10%)

●	Equity Holding Accounts: 1.679 million (as of 06/30/05, up 11,000 from 03/31/05)

☐	Insurance:

●	Outstanding Value of Variable Annuity Insurance Policies: 504.3 billion yen (up 13%)

■	Fees From Investment Banking: 3.4 billion yen (down 41%)

☐	Distribution of JGBs for Individual Investors: 11th Issue 206.4 billion yen

●	Issue Amount: 1,642 billion yen; Nomura’s share: 13% (ranked No. 1 in private sector)

■	Sales Credit: 27.5 billion yen (up 36%)

☐	MTN sales strong amid low interest rate environment

■	Investment Trust Administration Fees and Other: 7.1 billion yen (up 3%)

Note: All percentage comparisons QoQ.

*	Nomura Securities

**	Data from the three major exchanges (Tokyo, Osaka, Nagoya)

Net Revenue and Income before Income Taxes

	FY2004.3				FY2005.3				FY2006.3	QoQ
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Commissions	25.7	40.5	41.8	47.2	55.8	35.3	37.3	45.6	45.2	-1%
(Retail stock brokerage commissions)	12.1	26.2	25.6	28.2	36.5	19.9	19.3	27.3	20.8	-24%
Fees from investment banking	2.9	6.7	8.7	7.7	4.7	8.3	5.8	5.7	3.4	-41%
Investment trust administration fees and other	4.8	5.4	5.6	6.0	6.3	6.5	6.5	6.8	7.1	3%
Sales credit	40.4	21.7	18.0	17.7	18.6	13.3	21.5	20.2	27.5	36%
Net interest revenue	1.2	1.2	1.4	1.1	1.6	1.4	1.9	1.3	1.7	33%
Income before income taxes	20.8	18.7	20.1	20.0	33.7	9.8	18.0	19.6	30.3	55%

Domestic Retail (2)	Retail Client Assets*

Retail client assets top 40 trillion yen on robust sales of investment trusts and JGBs for individual investors

	Jun. 2003	Sept. 2003	Dec. 2003	Mar. 2004	Jun. 2004	Sept. 2004	Dec. 2004	Mar. 2005	Jun. 2005
Foreign bonds	3.9	3.7	3.8	3.7	3.6	3.8	3.6	3.7	3.7
Domestic bonds**	5.1	5.3	5.7	6.1	6.5	7.0	7.2	7.5	7.7
Equities	11.1	12.8	13.7	16.0	16.9	15.9	18.5	19.1	19.5
Stock investment trusts	2.2	2.4	2.5	2.7	2.7	2.6	2.8	2.9	3.2
Bond investment trusts	5.7	5.6	5.2	5.0	4.7	4.4	4.2	4.3	4.1
Overseas mutual funds	1.1	1.2	1.3	1.4	1.5	1.7	1.7	1.8	1.9
Other***	0.2	0.3	0.3	0.3	0.4	0.4	0.5	0.5	0.6

*	Domestic Retail, excluding regional financial institutions
**	Includes CBs, warrants
***	Includes variable annuity insurance

Domestic Retail client assets (including regional financial institutions) totaled 46.5 trillion yen as of June 30, 2005 (March 31, 2005: 45.6 trillion yen).

Domestic Retail (3)	Net Asset Inflow (monthly average)*

*	Net Asset Inflow: Gap between inflow and outflow of assets

Global Markets	Revenue

Revenue down 29% due mainly to a decline in fixed income-related revenue resulting from tough market environment

■	Fixed Income

☐	MTN issues at high level

☐	Large International Bond Underwritings

●	Austria: EUR 5 billion (joint lead)

●	Greece: EUR 5 billion (joint lead)

●	Caja Madrid: Two issues totaling EUR 4.5 billion (joint lead)

☐	Foreign Currency Bond Offerings to Retail Investors

●	European Investment Bank: AUD 650 million

●	Toyota Motor Credit Corp.: USD 420 million

■	Equity

☐	MPOs contributed to revenue

■	New Businesses

☐	Loan-related Business: 74 billion yen (fiscal year ended March 2005: 210 billion yen)

☐	Asset Finance

●	Announced investment in new investment and lending company focusing on real estate

●	Urban Renaissance Private Mezzanine Fund increased to 30 billion yen

☐	Equity Derivatives

●	Signed 4 fund derivative contracts (total EUR 300 million)

Net Revenue and Income before Income Taxes

	FY2004.3
	1Q	2Q	3Q	4Q
Fixed income	62.3	48.1	26.3	37.3
Equity	20.4	39.0	15.3	35.5
Income before income taxes	41.1	45.6	2.6	31.6

	FY2005.3				FY2006.3	QoQ
	1Q	2Q	3Q	4Q	1Q
Fixed-income related	38.5	16.0	27.1	38.3	21.3	-44%
Equity related	29.7	22.1	20.5	22.2	23.6	7%
Other	3.6	6.8	9.1	9.3	4.8	-48%
Income before income taxes	30.6	3.4	12.8	13.3	-0.7	—

*	Data through FY04.3 4Q represent Fixed Income and Equity totals.

Global Investment Banking	Revenue

Revenue down 34% on decline in Equity financing

■	Equity and Equity-related Underwriting (IPO, PO, CB)[1]

☐ Value	Total:	USD 4.42 billion (down 63% QoQ)
	Nomura:	USD 895 million (down 63% QoQ)

☐	Major Deals

●	IPO	Gourmet Navigator: 7.2 billion yen

●	PO	Nomura Real Estate Office Fund: 32.6 billion yen

●	CB	Mori Seiki: 10 billion yen

■	Overseas Equities

☐	Public Offering Without Listing (POWL)

●	Infosys Technologies (India): 23 billion yen raised in Japan

●	China Shenhua Energy: 27.1 billion yen raised in Japan

■	Capital Solutions Business

☐	Multiple Private Offerings (MPOs) Nomura: 137 billion yen (9 deals)

●	Sojitz Holdings: 60 billion yen

●	Access: 50 billion yen

■	M&A Advisory Business

☐	Major Deals

●	Establishment of joint holding company by Ito-Yokado, Seven-Eleven Japan, and Denny’s Japan through share transfer

●	Management integration of Namco and Bandai to create joint holding company

☐	Ranking

●	2005 1H M&A league table leader in terms of deals announced[2]

[1]	Source: Thomson Financial (Apr-Jun ’05)
[2]	Source: Thomson Financial (Jan-June ’05)

Net Revenue and Income before Income Taxes

Global Merchant Banking	Revenue

Revenue of minus 3.3 billion yen due to funding costs for Terra Firma

■	New Deals

☐	Misawa Homes Holdings

●	Fund originated by NPF completed payment of 11.2 billion yen

■	Merchant Banking Business Exposure

Net Revenue and Income before Income Taxes

Asset Management (1)	Revenue

Revenue up 19% due primarily to increase in net asset value of stock investment trusts

■	New Funds

☐	Funds Offering Frequent Distributions

●	Japan Attractive Dividend Stock Fund initial sales: 49.5 billion yen (199.3 billion yen)

●	My Story Profit Distribution Type (A/B) initial sales: 26.9 billion yen (51.8 billion yen)

☐	Others

●	Nomura India Investment Fund initial sales: 49.9 billion yen (107.8 billion yen)

●	Nomura W Strategy Fund initial sales: $464 million (closed-end)

■	Funds for Bank Customers

☐	131.1 billion yen as of 06/30/05 (up 47% from 03/31/05)

*	Figures in parentheses as of June 30, 2005

■	Frequent Distribution Fund Growth

Net Revenue and Income before Income Taxes

Asset Management (2)	Assets Under Management (Nomura Asset Management, NCRAM*)

	FY2004.3				FY2005.3				FY2006.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Public stock investment trusts (lhs)	3.5	4.3	4.3	4.5	4.6	4.1	4.4	4.4	5.0
Public bond investment trusts (lhs)	7.0	7.0	6.6	6.3	6.0	5.7	5.6	5.6	5.4
Privately placed investment trusts (lhs)	0.3	0.3	0.4	0.4	0.5	0.6	0.8	0.8	0.9
Investment advisory	3.7	3.8	4.1	4.4	4.6	4.7	4.9	5.1	5.4
Investment advisory (domestic) (lhs)	2.9	2.9	2.9	3.0	3.1	3.0	3.1	3.2	3.3
Investment advisory (overseas) (lhs)	0.8	0.9	1.1	1.4	1.5	1.6	1.8	2.0	2.1
Total (JPY tn)	14.5	15.4	15.2	15.7	15.7	15.1	15.7	16.0	16.8
NCRAM Assets under management (rhs) (US$bn)	5.3	5.8	6.5	7.7	8.0	8.9	9.9	10.7	11.8

*	NCRAM: Nomura Corporate Research and Asset Management

Non-interest Expenses (Excluding Private Equity Investee Companies)

Non-interest expenses dropped 9%

Note: All non-interest expense figures shown on this slide exclude the effects of the consolidation/ deconsolidation of certain private equity investee companies. See slides 23 – 25 for more details.

Compensation and Benefits

	FY2004.3				FY2005.3				FY2006.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	QoQ
Compensation and benefits	65.7	67.4	61.5	62.3	64.4	62.0	64.4	73.9	69.1	-6%
Commissions and floor brokerage	4.8	4.6	3.4	6.0	5.9	6.1	3.5	6.5	5.5	-16%
Information processing and communications	18.9	19.5	19.1	22.4	19.2	20.1	20.2	21.4	20.5	-5%
Occupancy and related depreciation	13.3	13.4	12.8	14.2	13.0	12.5	12.3	13.1	11.3	-14%
Business development expenses	4.9	5.4	5.5	7.0	5.1	7.4	6.2	7.5	6.3	-17%
Other	17.9	15.3	16.2	23.1	17.1	18.3	16.9	24.4	21.4	-12%
Total (excl. Private equity investee companies)	125.5	125.5	118.3	134.7	124.7	126.4	123.5	146.8	134.0	-9%

Revenue (1)	Commissions

	FY2004.3				FY2005.3				FY2006.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Stock brokerage commissions (Domestic Retail)	12.1	26.2	25.6	28.2	36.5	19.9	19.3	27.3	20.8
Stock brokerage commissions (Other)	6.8	13.4	13.1	12.1	12.6	9.1	7.7	10.7	8.0
Other commissions	3.1	2.6	1.5	5.0	3.1	2.9	2.9	4.2	2.8
Commissions for distribution of investment trusts	7.2	8.2	10.9	11.1	12.1	7.3	10.5	11.7	17.5
Other	4.5	5.6	6.5	6.6	5.1	6.4	5.9	6.7	6.1
Total	33.8	56.0	57.6	62.9	69.5	45.6	46.3	60.6	55.2

Revenue (2)	Fees from Investment Banking

	FY2004.3				FY2005.3				FY2006.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Equity underwriting commissions	2.9	10.0	14.3	17.5	5.7	22.0	10.5	10.8	4.9
Bond underwriting commissions	8.8	6.1	6.1	5.3	4.9	4.4	3.5	7.7	3.6
Financial advisory fees	2.6	3.8	4.0	5.4	4.8	5.9	4.4	7.5	6.2
Other	0.2	-0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.1
Total	14.5	19.9	24.4	28.2	15.4	32.3	18.4	26.1	14.7

Revenue (3) Asset Management and Portfolio Service Fees

	FY2004.3				FY2005.3				FY2006.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Asset management fees	9.4	10.8	11.8	12.1	12.5	12.4	13.6	12.6	13.5
Administration fees	1.9	3.6	2.5	4.1	2.9	4.7	3.1	5.4	3.4
Custodial fees	2.4	2.6	2.5	2.5	2.7	2.7	2.6	3.2	3.1
Total	13.7	17.0	16.8	18.6	18.2	19.8	19.3	21.1	19.9

Revenue (4)	Net Gain on Trading

	FY2004.3				FY2005.3				FY2006.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Bonds and other	60.3	33.2	27.0	31.8	20.7	24.4	36.6	39.1	31.7
Equity	20.1	32.8	6.2	16.2	30.0	-1.7	17.8	30.7	38.9
Gain on private equity investment/merchant banking trading	-0.6	8.3	-1.5	8.4	3.4	-1.8	-1.9	12.0	-2.3
Net interest revenue	34.1	25.1	11.1	30.0	20.5	29.1	22.2	2.5	-1.0
Total	113.9	99.5	42.8	86.4	74.6	50.1	74.7	84.4	67.3

Note: Includes gain on private equity investment/merchant banking trading and net interest revenue

Key Items of Consolidated Balance Sheets

(millions of yen)

	Mar. 2005	Jun. 2005
Assets
Cash and cash deposits	1,186,756	1,271,279
Loans and receivables	1,244,528	939,034
Collateralized agreements	14,389,045	15,290,308
Trading assets and private equity investments	15,600,521	14,595,506
Other assets	2,068,003	2,067,800
Total assets	34,488,853	34,163,927

Liabilities
Short-term borrowings	517,065	490,574
Private equity entities short-term borrowings	116,054	117,533
Payables and deposits	1,042,483	1,448,673
Collateralized financing	21,666,185	20,857,012
Trading liabilities	5,332,173	5,359,304
Other liabilities	703,289	668,108
Long-term borrowings	2,798,560	2,943,093
Private equity entities long-term borrowings	444,615	436,314
Total liabilities	32,620,424	32,320,611

Shareholders’ equity

Total shareholders’ equity	1,868,429	1,843,316
Total liabilities and shareholders’ equity	34,488,853	34,163,927

Major Differences (Segment/Income Statement)

	FY2005.3				Full Year	FY2006.3
(billions of yen)	1Q	2Q	3Q	4Q		1Q
Total Income before Income Taxes for Business Segments	67.1	22.0	38.1	47.7	175.0	29.2

Loss/gain on undesignated hedging instruments included in net gain on trading	-13.0	5.3	0.9	-1.8	-8.7	-2.8
Loss/gain on investment securities	0.4	5.1	1.7	0.5	7.8	8.1
Equity in losses/earnings of affiliates	2.5	0.4	2.5	1.8	7.2	2.7
Corporate items	-0.7	-1.1	1.6	4.8	4.5	0.5
Other	3.1	-2.1	-0.9	1.6	1.7	-0.3

Unrealized loss/gain on investments in equity securities held for relationship purposes	9.8	-15.4	5.8	8.2	8.4	-11.0
Effect of consolidation/deconsolidation of private equity investee companies	3.1	1.9	-0.4	4.2	8.9	4.3

Difference between Segments Total and Income Statement	5.4	-5.8	11.1	19.3	29.8	1.5

Income before Income Taxes	72.5	16.2	49.2	67.0	204.8	30.7

Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies (1) Consolidated Income Statement

(millions of yen)

US GAAP Figures

	Quarterly
	FY2006.3 1Q	FY2005.3 1Q	FY2005.3 4Q	YoY	QoQ
Net revenue	286,735	213,928	234,533	34%	22%
Non-interest expenses	256,031	141,462	167,563	81%	53%
Income before income taxes	30,704	72,466	66,970	-58%	-54%

Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies*

	Quarterly
	FY2006.3 1Q	FY2005.3 1Q	FY2005.3 4Q	YoY	QoQ
Net revenue	126,289	19,890	25,032	535%	405%
Non-interest expenses	122,008	16,742	20,784	629%	487%
Income before income taxes	4,281	3,148	4,247	36%	1%

Adjusted Figures

	Quarterly
	FY2006.3 1Q	FY2005.3 1Q	FY2005.3 4Q	YoY	QoQ
Net revenue	160,446	194,038	209,501	-17%	-23%
Non-interest expenses	134,023	124,720	146,779	7%	-9%
Income before income taxes	26,423	69,318	62,723	-62%	-58%

*	Derived from reconciliation information to “Segment Information– Operating segment” section of Nomura Holdings’ consolidated “Financial Highlights– Year ended March 2005,” and “Financial Highlights– Three months ended June 2005.”

Note: Revenue and expenses for Millennium Retailing have been included in Consolidated Income Statement from the year ending March 2006.

Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies (2) Non-interest Expenses

(billions of yen)

	FY04.3				FY05.3				FY06.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Compensation and benefits	65.9	67.7	61.8	63.9	65.9	64.2	67.4	77.4	87.1
Fixed-type compensation and benefits	36.6	36.1	36.1	35.5	37.7	39.1	40.3	42.5	54.2
Excluding private equity investee companies	36.4	35.9	35.9	34.3	36.4	37.7	37.8	39.2	38.6
Private equity investee companies	0.2	0.2	0.2	1.3	1.3	1.4	2.6	3.2	15.6
Variable-type compensation and benefits	29.3	31.6	25.7	28.4	28.3	25.1	27.1	34.9	32.9
Excluding private equity investee companies	29.3	31.5	25.6	28.0	28.0	24.4	26.7	34.6	30.6
Private equity investee companies	0.1	0.1	0.1	0.4	0.3	0.8	0.4	0.3	2.4

Commissions and floor brokerage	4.9	4.6	3.5	6.2	6.4	6.5	4.1	6.9	8.3
Excluding private equity investee companies	4.8	4.6	3.4	6.0	5.9	6.1	3.5	6.5	5.5
Private equity investee companies	0.1	0.0	0.1	0.1	0.5	0.4	0.5	0.4	2.8

Information processing and communications	18.9	19.5	19.2	22.5	19.3	20.1	20.4	21.6	22.3
Excluding private equity investee companies	18.9	19.5	19.1	22.4	19.2	20.1	20.2	21.4	20.5
Private equity investee companies	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.2	1.9

Occupancy and related depreciation	13.3	13.5	12.9	14.5	13.3	13.0	13.2	14.1	35.4
Excluding private equity investee companies	13.3	13.4	12.8	14.2	13.0	12.5	12.3	13.1	11.3
Private equity investee companies	0.0	0.1	0.1	0.3	0.3	0.5	0.9	1.1	24.1

Business development expenses	5.0	5.4	5.5	7.2	5.4	7.8	6.8	8.2	13.1
Excluding private equity investee companies	4.9	5.4	5.5	7.0	5.1	7.4	6.2	7.5	6.3
Private equity investee companies	0.0	0.0	0.0	0.2	0.3	0.3	0.7	0.7	6.8

Other	18.7	14.9	15.7	24.0	20.0	19.1	21.3	27.2	35.0
Excluding private equity investee companies	17.9	15.3	16.2	23.1	17.1	18.3	16.9	24.4	21.4
Private equity investee companies	0.9	-0.3	-0.5	0.9	2.9	0.8	4.4	2.8	13.6

Private equity entities cost of goods sold	2.1	1.1	1.9	6.7	11.2	9.9	11.5	12.1	54.8

Total non-interest expenses	128.8	126.7	120.3	144.6	141.5	140.6	144.7	167.6	256.0
Excluding private equity investee companies	125.5	125.5	118.3	134.7	124.7	126.4	123.5	146.8	134.0
Private equity investee companies	3.3	1.3	2.0	9.9	16.7	14.2	21.2	20.8	122.0

Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies (3) Consolidated Balance Sheet

Assets	As of June 30, 2005 (billions of yen)
Total Assets	34,164
Excluding private equity investee companies	33,111
Private equity investee companies	1,053

Note: Private equity investee companies’ major assets (billions of yen)
Buildings, land, equipment and facilities	440

Liabilities	As of June 30, 2005 (billions of yen)
Total liabilities	32,321
Excluding private equity investee companies	31,366
Private equity investee companies	955

Note: Private equity investee companies’ major liabilities (billions of yen)
Short-term borrowings	118
Long-term borrowings	436

Nomura Securities Client Assets

	FY2004.3				FY2005.3				FY2006.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Equities	24.8	28.7	30.3	35.9	37.2	34.9	39.2	40.0	41.9
Bonds	17.9	18.4	17.5	17.3	17.3	18.3	18.2	19.2	19.7
Stock investment trusts	2.6	2.8	3.1	3.3	3.5	3.4	3.7	3.9	4.3
Bond investment trusts	6.3	6.2	5.8	5.6	5.3	4.9	4.8	4.9	4.6
Overseas mutual funds	1.3	1.4	1.5	1.6	1.7	1.9	1.9	2.0	2.1
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	52.9	57.6	58.2	63.8	65.0	63.5	67.9	70.0	72.5

Domestic Retail Related Data

	FY2004.3				FY2005.3				FY2006.3
Domestic Retail	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Retail Foreign Currency Bond Sales (billions of yen)	976.8	405.1	316.3	291.8	228.7	243.0	313.1	369.6	304.8

Commissions for investment trusts distribution and redemption (billions of yen)*	9.6	10.1	12.3	15.0	14.5	9.2	12.5	13.7	19.5
Bond investment trusts commission	2.2	2.6	3.4	2.9	2.3	1.6	1.3	1.2	1.1
Stock investment trusts commission	2.6	4.9	6.6	7.4	7.6	5.0	9.1	10.0	14.8
Foreign investment trusts commission**	4.8	2.5	2.3	4.7	4.6	2.6	2.1	2.6	3.7

Domestic distribution volume of investment trusts (trillions of yen)	3.2	3.5	3.4	3.7	3.9	3.2	3.4	3.7	3.9
Bond investment trusts	2.0	2.6	2.6	2.8	3.0	2.3	2.4	2.7	2.6
Stock investment trusts	0.3	0.4	0.4	0.5	0.5	0.5	0.7	0.7	0.9
Foreign investment trusts	0.8	0.5	0.3	0.4	0.4	0.3	0.3	0.4	0.4
Other (billions of yen)
Outstanding value of Long-term Bond Investment Trusts*	3,612	3,302	2,910	2,558	2,293	2,106	1,966	1,836	1,724
Outstanding value of variable annuity insurance policies	183	217	242	262	305	359	406	446	504

*	Nomura Securities
**	Commission during the initial and subsequent offering periods

Number of Accounts

	FY2004.3				FY2005.3				FY2006.3
(thousands of accounts)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Nomura Home Trade (online trading accounts)	1,168	1,215	1,290	1,367	1,452	1,533	1,651	1,716	1,774
IT Share
No. of orders	45%	46%	46%	49%	49%	51%	50%	51%	52%
Transaction value	21%	21%	21%	23%	23%	25%	23%	24%	25%
Nomura Cash Management Service	3,145	3,195	3,285	3,347	3,413	3,479	3,666	3,708	3,753
Equity Holding Accounts	1,308	1,323	1,349	1,369	1,394	1,446	1,659	1,668	1,679
New Accounts (individual, monthly average)	16	21	24	26	27	28	65	22	27

Secondary Market Share Data

(trillions of yen)

	FY2004.3				FY2005.3				FY2006.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Individual Equity Agency Transactions Share (monthly average)
Market	5.0	9.1	9.8	11.4	13.9	10.0	9.9	14.4	12.9
Nomura’s share	8%	10%	9%	10%	10%	7%	8%	8%	7%
Off-floor/Off-exchange Equity Trading Share
Off-floor market	3.5	4.9	4.3	6.6	5.7	4.2	4.7	6.5	4.9
Off-exchange	8.1	9.1	6.8	7.9	9.3	7.5	7.2	9.3	8.8
Nomura’s share	15%	16%	17%	15%	18%	16%	16%	17%	18%
JGB Auction Share
Market	18.4	18.7	18.1	19.2	19.4	20.3	19.9	20.7	19.8
Nomura’s share	14%	17%	12%	19%	16%	15%	25%	17%	11%
Secondary Bond Trading
Market	321	326	281	308	368	350	324	318	365
Nomura’s share	18%	16%	16%	15%	14%	17%	15%	13%	13%

Primary Market Share Data*

	FY2004.3				FY2005.3				FY2006.3
	1Q	1Q-2Q	1Q-3Q	1Q-4Q	1Q	1Q-2Q	1Q-3Q	1Q-4Q	1Q
Japanese IPO
Nomura’s share	5%	10%	26%	27%	45%	42%	36%	32%	13%
Japanese PO
Nomura’s share	37%	58%	39%	33%	17%	26%	26%	25%	24%
Convertible Bonds
Nomura’s share	9%	14%	26%	28%	21%	20%	18%	19%	26%
Global and Euro Yen Bonds
Nomura’s share	37%	40%	35%	31%	24%	23%	29%	23%	28%
Straight Bonds, Lead Manager (excl. self-funding)
Nomura’s share	22%	22%	20%	19%	17%	18%	18%	17%	21%

*	Value base

Source: Thomson Financial

League Tables

Global Equity & Equity-related (Japan)

		Jan. 1, 2005 - Jun. 30, 2005
Rank	Bookrunner	Proceeds (US$mn)	M kt. Share	No. of Issues
1	Nikko Citigroup	4,945.6	30.1%	31
2	Nomura	3,294.0	20.1%	43
3	Daiwa Securities SMBC	2,654.2	16.2%	37
4	Mizuho Financial Group	1,605.7	9.8%	16
5	Morgan Stanley	1,103.1	6.7%	2
6	Mitsubishi Tokyo Financial Group	540.4	3.3%	8
7	Goldman Sachs Group	503.3	3.1%	1
8	UBS	452.6	2.8%	3
9	Shinko Securities	314.5	1.9%	22
10	JPMorgan	280.7	1.7%	2

Any Japanese Involvement Financial Advisers

Announced deals, value base

		Jan. 1, 2005 - Jun. 30, 2005
Rank	Adviser	Proceeds (US$mn)	M kt. Share	No. of Deals
1	Nomura	72,210.0	63.2%	68
2	Mitsubishi Tokyo Financial Group	50,378.5	44.1%	43
3	Merrill Lynch	49,797.7	43.6%	16
4	Morgan Stanley	44,961.2	39.3%	9
5	JPMorgan	42,373.9	37.1%	5
6	Lazard	41,431.0	36.3%	1
7	KPMG Corporate Finance	17,737.7	15.5%	29
8	Credit Suisse First Boston	12,283.7	10.8%	5
9	Daiwa Securities SMBC	7,705.9	6.7%	42
10	GCA	7,140.4	6.3%	9

Global & Euro Yen Bonds

		Jan. 1, 2005 - Jun. 30, 2005
Rank	Bookrunner	Proceeds (JPY mn)	M kt. Share	No. of Issues
1	Nikko Citigroup	336,571	21.2%	30
2	Nomura	301,836	19.0%	18
3	Deutsche Bank	269,035	16.9%	23
4	Merrill Lynch	142,830	9.0%	3
5	UBS	108,526	6.8%	6
6	Daiwa Securities SMBC	106,614	6.7%	8
7	Mizuho Financial Group	66,935	4.2%	4
8	JPMorgan	45,653	2.9%	7
9	Lehman Brothers	45,496	2.9%	5
10	Morgan Stanley	42,109	2.7%	3

Straight Bonds (excluding self-funding)

		Apr. 1, 2005 - Jun. 30, 2005
Rank	Bookrunner	Proceeds (JPY mn)	M kt. Share	No. of Issues
1	Nomura	716,433	25.6%	41
2	Mizuho Securities	576,549	20.6%	31
3	Daiwa Securities SMBC	464,044	16.6%	26
4	Nikko Citigroup	430,422	15.4%	21
5	Mitsubishi Securities	254,954	9.1%	11
6	Goldman Sachs Group	134,941	4.8%	9
7	UFJ Tsubasa Securities	99,994	3.6%	6
8	Morgan Stanley	72,487	2.6%	6
9	Merrill Lynch	19,978	0.7%	1
10	Shinko Securities	17,500	0.6%	2

Source: Thomson Financial

Domestic Public Investment Trust Market/ Nomura Asset Management Market Share

	FY2004.3				FY2005.3				FY2006.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Stock investment trusts (lhs)	18.3	20.1	21.3	23.3	24.8	25.6	27.4	28.9	32.0
Bond investment trusts (lhs)	17.3	17.1	16.1	15.8	14.8	13.9	13.6	13.5	13.0
Public stock investment trusts, Nomura’s share (rhs)	19%	21%	20%	19%	19%	16%	16%	15%	16%
Public bond investment trusts, Nomura’s share (rhs)	40%	41%	41%	40%	41%	41%	41%	42%	42%

Source: The Investment Trusts Association, Japan

Value at Risk (Consolidated)

■	Definition

☐	99% confidence level

☐	1-day time horizon for outstanding portfolio

☐	Inter-product price fluctuations considered

■	From April 1, 2005 to June 30, 2005

☐	Maximum: 5.7 billion yen

☐	Minimum: 3.8 billion yen

☐	Average: 4.8 billion yen

(billions of yen)

End of quarter	Jun. 03	Sep. 03	Dec. 03	Mar. 04	Jun. 04	Sep. 04	Dec. 04	Mar. 05	Jun. 05
Equity	2.1	2.3	2.9	3.3	3.0	5.6	2.9	3.0	4.2
Interest rate	2.5	2.4	2.5	2.0	2.8	2.6	3.1	2.8	3.3
Foreign exchange	0.3	0.3	0.3	0.5	0.4	0.3	0.6	0.7	1.0

Sub-total	4.9	4.9	5.7	5.8	6.3	8.5	6.5	6.5	8.5
Diversification benefit	(1.5)	(1.3)	(1.8)	(1.9)	(2.2)	(2.3)	(2.2)	(2.4)	(2.9)

VaR	3.4	3.6	3.8	3.9	4.0	6.1	4.3	4.1	5.5

Number of Employees

	Jun. 2003	Sept. 2003	Dec. 2003	Mar. 2004	Jun. 2004	Sept. 2004	Dec. 2004	Mar. 2005	Jun. 2005
Asia/Oceania	622	646	652	655	668	684	704	718	746
Americas	821	843	852	866	914	935	968	1,026	1,069
Europe	1,439	1,372	1,439	1,403	1,407	1,458	1,499	1,535	1,524
Japan (FA, SA)	1,960	1,901	1,909	1,915	1,985	1,922	1,940	1,875	1,984
Japan (excluding FA, SA)*	9,561	9,435	9,316	9,148	9,430	9,424	9,326	9,190	9,623

Total	14,403	14,197	14,168	13,987	14,404	14,423	14,437	14,344	14,946

*	Excludes the effects of consolidation/deconsolidation of certain private equity investee companies.